February 7, 2006



Mail Stop 6010

Fumihiro Kozato
President and Chief Executive Officer
Techwell, Inc.
408 East Plumeria Drive
San Jose, CA 95134

Re:	Techwell, Inc.
	Registration Statement on Form S-1
	Filed January 11, 2006
	         File No. 333-130965
Dear Mr. Kozato:
      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering within that range. Also note that we may have additional comments after you include this information.
Prospectus Cover Page
2. Please remove the reference to "Sole Book-Running Manager" from the cover page of your prospectus.

Prospectus Summary, page 1
3. The disclosure in the summary should be a balanced presentation of your business.
* Expand to describe the challenges you face as prominently as your current disclosure of your strengths
* Balance the third paragraph regarding your growth and profitability with the statement on page 7 that you expect expenses to increase and the statement on page 10 that you do not expect to achieve similar growth rates in the future.
4. Please explain what it means to target "video applications based on digital technologies that receive and process analog video signals." It would appear that DVD players would not fit into the technology you describe.
5. When using words of comparison, like "higher levels of integration," please clarify against whom you are comparing yourself.
Also provide us independent, objective support for your comparisons.
6. Please tell us whether the market data you cite is the most recent available information and whether the sources of the data consented to your use of their information and names in your registration statement. Also demonstrate to us that your products serve the entire market cited.
Corporate Information, page 2
7. Please confirm our assumption that you will complete the reincorporation before the registration statement is effective. Risk Factors, page 6
8. Please disclose all material risks and remove the qualifying sentence at the end of the first paragraph.
A significant portion of our products..., page 10
9. Please quantify what you mean by a "majority" of sales. Intellectual property litigation..., page 15
10. Please explain the role of the particular intellectual property at issue in your products and the impact on your business if you were unable to use such property.

Use of Proceeds, page 22
11. Given your disclosed lack of plan for the proceeds, please disclose the principal reasons for the offering. Include a discussion of the reasons you selected an offering of this size. Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 28
12. Please explain why you do not expect to achieve similar growth rates in future periods as mentioned on page 10.
-Critical Accounting Policies, page 30
-Stock-based Compensation, page 32
13. You state on page F-13 that you use the Black-Scholes option pricing model to determine the fair value of equity-based awards at the date of grant. We further note you used an independent third party valuation specialist to determine the fair value of your common stock as of June 30, 2005 and September 2005 for those awards in 2005. Revise to include the name of the valuation specialist and you must provide a written consent under Securities Act Rule 436 as an exhibit to the filing. Also, tell us and revise to disclose how you determined the fair value of your common stock for awards prior to
2005.
14. Tell us and revise your M,D&A to provide a meaningful
discussion
of the significant factors, assumptions and methodologies used in determining the fair value of your common stock. For example, you state that the determination of the fair value involves complex and subjective judgments involving estimates of revenues, earnings, assumed market growth rates and estimated costs as well as appropriate discount rates. Include a discussion of the estimates used and assumptions made in determining such fair value. Comparison of Nine Months, page 37
15. Please expand your discussion to include the reasons for the decline in sales to the significant OEM. Did the OEM switch to a competitor`s product? What reasons did the OEM give for its decreased purchases? Provide similar disclosure about the customer mentioned in the revenue discussion on page 39.
Business, page 48
16. Please describe the operating activities that you will be shifting as mentioned at the bottom of page 31. Include the nature of the operations to be shifted, the location of the relocated activities, and any material changes in personnel or facilities. Products, page 53
17. Please clarify what you mean by a "PCI product" as mentioned on
page 28.
Competition, page 58
18. Please clarify whether competitors offer technology or
features
that you do not, like the products and features you disclose as under
development on pages 52 and 53.  Also clarify whether competitors are
offering products using smaller geometries than yours.
19. With a view toward disclosure, please tell us whether a competitor was able to sell the product that you say you were unable to make at the top of page 12.
Legal Proceedings, page 59
20. Please identify the name of the party involved in the
administrative action.
Management, page 60
21. Please clarify the nature of the businesses conducted by the entities mentioned in the paragraph regarding Dr. Koomen so investors can understand the extent to which they may compete with you. Executive Compensation, page 64
22. Please update this section to include the information from the recently completed fiscal year.
Related Party Transactions, page 68
23. Please disclose the extent of each related-party`s
participation
in the preferred stock repurchases.  Also disclose the reasons for the repurchases.
24. With a view toward disclosure, please tell us whether any of the
rights held by preferred stockholders will continue after the offering. We note there appears to be a voting agreement between the parties.  Please file these agreements with your preferred holders as
exhibits.
25. We note you have described a right for the company to
repurchase
shares on page 70 and 71. Please explain which shares are covered and describe the nature of such rights.
26. Please reconcile the amount paid to Mr. Cochran and his law firm
with the amounts disclosed in Note 14 on page F-28. Also note your obligation to provide the disclosure required by Regulation S-K Item
404 for the last three fiscal years; see instruction 2 to Item
404.
Principal and Selling Stockholders, page 70
27. Identify the individuals who beneficially own the shares held by
the entities named in the table.
28. Please revise the row regarding ownership of management as a group to include all executive officers, not just named executive officers.
29. Please explain and quantify the right of repurchase for the shares you describe in the footnotes.
30. Please clarify how the over-allotment option will be allocated among the selling stockholders, including how the option will be allocated between you and the selling stockholders in the event of partial exercise.
Shares Eligible for Future Sale, page 76
31. You state that no shares will be eligible for sale prior to
180
days after the date of the prospectus, yet you also state that only
"most" of your stockholders will sign lockups. Please quantify what
"most" means and reconcile these two statements.
Stamp Taxes, page 81
32. Please clarify whether United States investors must pay a stamp tax or other charge.
Consolidated Financial Statements, page F-1
33. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the
Registration Statement.
Notes to Consolidated Financial Statements, page F-8
Note 1.  Organization and Summary of Significant Accounting
Policies,
page F-8
-Organization, page F-8
34. You disclose on page 2, you intend to reincorporate in Delaware prior to the completion of this offering and if approved by the shareholders, the effect of the reincorporation on the financial statements will be to establish par value for the common and preferred stock. Please consider revising the historical financial statements to give effect to the change in par value prior to the effectiveness of the registration statement.
-Recent Accounting Pronouncements, F-15
35. Based on your disclosures here, it appears you have adopted the provisions of SFAS 123(R) in the first interim period beginning on January 1, 2006. As stated in paragraph 72 of SFAS 123(R), nonpublic entities that used the minimum value method in Statement 123 for either recognition or pro forma disclosures are required to apply the prospective transition method. In this regard, please revise to include the following SAB 74 disclosures:
* Describe the new standard, required date of adoption, and date entity plans to adopt (if earlier)
* Discuss methods of adoption allowed and method expected to be used by entity
* Discuss impact the standard is expected to have on financial statements instead of disclosing that you have not yet quantified the effects of the adoption of SFAS 123(R).
* Consider disclosure of other significant impacts of new standard, for example, changes in business practices
      Also, consider revising your disclosures on page 32 as appropriate.
Note 6.  Redeemable Convertible Preferred Stock, page F-17
36. Revise to disclose the nature and terms of the repurchases of redeemable preferred shares of stock in 2003. Include any requirements you had to repurchase such shares.
37. Provide the estimated IPO price or range when available. If the difference between the IPO price and the fair value used to value your stock options granted to employees during the 12 months prior to the date of the most recent balance sheet is significant please provide us with details of the significant factors contributing to the difference. Please note that we will defer our final evaluation of stock compensation and other costs recognized until you provide the offering price and we may have further comments in this regard when the amendment containing that information is filed.
Recent Sales of Unregistered Securities, page II-2
38. Please state the facts relied upon to make the exemption available for each transaction mentioned in the first paragraph. For example, what number of investors was involved in each transaction?
How did you determine whether they were accredited investors?
Exhibits
39. Please file all exhibits. We note you have not filed your agreement with Mr. Voll, or all of your agreements with your preferred stockholders.
Exhibit 23.1  Consent of Deloitte & Touche
40. Provide a currently dated and signed consent of your independent accountants with the filing of your next amendment.
Closing Comments
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date
      You may contact Tara Harkins at (202) 551-3639 or in her absence, Michele Gohlke at (202) 551-3327 if you have questions regarding comments on the financial statements and related matters.
Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-
3617
with any other questions.

      Sincerely,




							Russell Mancuso
							Branch Chief

cc:	Davina Kaile, Esq.